Gemalto reports revenue for the first quarter of 2007
•	Revenue[1] at €362 million, down by 7%

•	Price pressure easing in Mobile Communication

•	Secure Transactions up by 7%

•	ID & Security: 22% growth in Identity, lower patent licensing revenue

•	New contract wins in digital security
All revenue and average selling price variations in this press release are by reference to the first quarter 2006 pro forma revenue and at constant exchange rates unless otherwise mentioned.
Amsterdam, May 3, 2007 - Gemalto (Euronext NL0000400653 — GTO), a leader in digital security, today announced its revenue for the quarter ended March 31, 2007.

	Q1 2006		Year-on-year change at
€ in millions	pro forma[1]	Q1 2007	constant exchange rates

Mobile Communication	229.9	194.0	(11)%
Secure Transactions	91.4	95.6	+7%
ID & Security	53.2	47.3	(9)%
Public Telephony	17.9	10.3	(39)%
Point of Sales Terminals	13.8	14.8	+12%

Total revenue	406.2	362.1	(7%)

All the figures presented in this press release are unaudited. First quarter 2006 IFRS revenue figures are presented in Appendix 2.
Olivier Piou, Chief Executive Officer, commented: “Our revenue in the first quarter was in line with our expectations. Execution of our strategic plan, which combines programs to reduce costs with initiatives to accelerate profitable growth, is making good progress: it is expected to deliver additional benefits in the second half of 2007. Gemalto’s digital security technology continues to gain market acceptance. Going forward, we should also benefit from an improving operating environment.”

[1]	First quarter 2006 revenue and volume of deliveries reported in this press release were prepared on a pro forma basis, and reflect the combined activity of Gemalto and Gemplus over the corresponding period.

First quarter 2007 revenue analysis
Total revenue for the first quarter of 2007 was down by 7% at constant exchange rates (and by 11% at historical exchange rates). The decrease reflects mainly lower revenue in Mobile Communication and Public Telephony. Secure Transactions posted solid growth on the back of higher microprocessor card volumes delivered for payment and pay-TV applications. In the ID & Security segment, strong momentum in e-Identity solutions was offset by the lower patent licensing revenue compared with a very strong first quarter of 2006.
Segment information
Mobile Communication

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

First quarter revenue	229.9	194.0	(16%)	(11%)

The revenue profile was in line with the usual pattern for a first quarter. SIM card delivery volumes continued to increase, though at a lower pace than in previous quarters, and were up by 9% compared with the first quarter of 2006. Growth was driven by Asia and to a lesser extent by EMEA2, while deliveries were flat in the Americas.
Compared with the same period of last year, the average SIM card selling price was down by 19% at constant exchange rates, with a stronger percentage in total shipments of products sold in emerging countries which use a higher proportion of low-end cards. Nevertheless, the year-on-year average selling price decrease showed continued improvement compared with -25% in the fourth quarter of 2006, -32% in the third quarter of 2006, and -34% in the first half of 2006. This improvement reflects easing competitive pressure overall and the implementation of a stricter pricing discipline since the second half of 2006.
In the first quarter, Gemalto’s digital security leadership and high end application expertise were rewarded in the market:
•	Gemalto provided a Belgian mobile operator with the world’s first secure SMS-based mobile payment service. This mobile payment capability targets all kinds of practical services such as home deliveries, taxi rides or baby-sitting, allowing subscribers to pay with their mobile phone.

•	Gemalto also implemented Turkcell’s large-scale mobile signature programme. Turkcell is Turkey’s leading mobile operator with more than 30 million subscribers. This solution will allow Turkcell subscribers to securely access — from any online device — services that require strong authentication, such as internet banking or e-government applications, using their mobile phone to generate a legally binding electronic signature.

•	Gemalto is currently participating in about 20 mobile contactless payment pilots throughout the world. The Company is uniquely positioned to collaborate with consortiums of mobile operators, banks and transport companies, offering SIM-based contactless payment solutions. Combined with OTA[3] services, Gemalto’s solutions provide a flexible platform for a whole range of easy-to-deploy applications, such as ticketing and mobile payment, opening up a fresh revenue stream for the operators. Gemalto’s offer includes multi-

[2]	Europe, Middle East, Africa

[3]	Over-The-Air

application cards, OTA platforms for personalization and life-cycle management, as well as a complete set of applications.
Secure Transactions (Financial Services and pay-TV)

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

First quarter revenue	91.4	95.6	+5%	+7%

Revenue growth reflects strong activity in pay-TV and continued development in microprocessor payment solutions, including cards and associated services.
Deliveries of microprocessor cards were up by 16%, driven by on-going EMV4 deployment, primarily in Europe and certain Latin America countries.
Average selling prices decreased due to more intense competition in certain high growth markets which are migrating to EMV and to a greater share of modules in total deliveries on the back of rapid development in North Asia.
The contactless payment market confirms its strong potential with initial launches in North Asia and the United Kingdom, and new deployments in the United States.
ID & Security

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

First quarter revenue	53.2	47.3	(11%)	(9%)

Revenue from Identity solutions grew 22% driven by e-passports, as most projects in EMEA are now operational, as well as Government ID and healthcare. Patent licensing revenue was as expected significantly lower than the very high level recorded in the first quarter of 2006. Deliveries of microprocessor products were down by 32%, due to significantly lower sales of low-end Transportation cards.
During the quarter, Gemalto and Barclays Bank announced a large-scale roll out of a two-factor authentication smart card solution for online banking designed to prevent online fraud. The contract includes the provision of authentication devices and a full service encompassing design of custom card readers, fulfilment and distribution to the final users.
In February 2007, Gemalto launched its Network Identity Manager (NIM) solution, a self-contained and portable network security device which plugs into a USB port, works with a standard browser, runs on any PC and does not require any software installations or downloads. This easy-to-use solution allows online consumers to take control of their own network security by protecting themselves against identity theft. Gemalto is targeting leading organizations with large online communities who would issue NIM devices to their customers.

[4]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

Public Telephony

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

First quarter revenue	17.9	10.3	(42%)	(39%)

The continuing sharp decline of the memory card market for Public Telephony is attributable to the broader usage of mobile telephony worldwide.
Point-of-Sale Terminals

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

First quarter revenue	13.8	14.8	+8%	+12%

First quarter revenue growth was supported by the successful introduction of a new range of products developed on a common, highly adaptable new technology platform.
Regional analysis
First quarter revenue by region

			Year-on-year change	Year-on-year change
	Q1 2006		at historical	at constant
€ in millions	Pro forma	Q1 2007	exchange rates	exchange rates

EMEA	222.6	208.7	(6%)	(5%)
North & South America	97.4	75.9	(22%)	(16%)
Asia	86.2	77.6	(10%)	(2%)

Total revenue	406.2	362.1	(11%)	(7%)

Regional analysis shows a shift in revenue contribution by region: Europe, Middle-East and Africa (EMEA) accounted for 58% of first quarter 2007 revenue compared with 55% a year ago, mainly due to a stronger performance in Secure Transactions and to the appreciation of the euro relative to the US dollar and currencies linked to it. The Americas accounted for 21% of first quarter 2007 revenue compared with 24% a year ago, reflecting lower revenue in Mobile Communication revenue and Public Telephony, as well as a weaker US dollar.
Outlook
In the first half of 2007, demand in Mobile Communication is mainly driven by emerging countries and the revenue profile is therefore expected to consist primarily of entry and mid-range products. Furthermore, in the first half of 2007, Gemalto’s operating margin5 will not benefit from the unusually high patent licensing revenue and positive one-off items booked in the same period of 2006. Cost synergies from the combination are materializing

[5]	Prepared on an Adjusted basis (Adjusted pro forma basis for 2006), excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of January 1, 2005.

progressively in line with the Company’s expectations, but they will not be sufficient to offset the adverse effect on the operating margin5 of the strong price decline of last year.
In the second half of 2007, operating margin5 should reflect the usual favorable seasonal pattern and the increasing contribution of the first digital security solutions deployments. It will also benefit from additional cost synergies from the combination.
Gemalto continues to anticipate sustained demand in all of its key markets. It will continue to proactively make the necessary adjustments to its cost base and remains determined to reach its stated objective of an operating margin5 above 10% in 2009.
Reporting calendar
The annual general shareholders’ meeting will be held in Amsterdam on May 22, 2007.
Second quarter 2007 revenue will be reported on July 26, 2007, before the opening of Euronext Paris.
First half 2007 earnings will be reported on September 13, 2007, before the opening of Euronext Paris.
Conference call
The company has scheduled a conference call for today at 3:00 pm CET (2:00 pm BST and 9:00 am New-York time). Callers may participate in the live conference call by dialling:
+44 (0) 207 138 0843 or +1 718 354 1152 or +33 1 70 99 42 82.
The slide show will be posted on the Company’s web site at noon CET (11:00 BST).
Replays of the conference call will be available approximately 3 hours after the conclusion of the conference call until May 9, 2007 midnight by dialling:
+44 (0) 207 806 1970 or +1 718 354 11 12 or +33 1 71 23 02 48 access code: 4322285#.

Corporate Communication	Investors Relations
Rémi CALVET	Stéphane BISSEUIL
M.: +33(0) 6 22 72 81 58	T.: +33(0) 1 55 01 50 97
remi.calvet@gemalto.com	stephane.bisseuil@gemalto.com

Corporate Media Relations
Emmanuelle SABY
M.: +33(0) 6 09 10 76 10
emmanuelle.saby@gemalto.com

Emlyn Korengold
TBWA	FINEO
T. : +33 (0) 6 08 21 93 74	T.: +33(0) 1 56 33 32 31
emlyn.korengold@tbwa-corporate.com	gemalto@fineo.com

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2006 annual revenues of €1.7 billion, operations in about 100 countries and over 10,000 employees including 1,500 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, SIMs, e-passports, and tokens to the management of deployment services for its customers.
More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
Gemalto was formed in June 2006 by the combination of Axalto and Gemplus.
For more information please visit www.gemalto.com
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto.
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Gemalto. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements for purposes of applicable securities laws. Although management of the company believes that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the company’s to integrate according to expectations; the ability of the company to achieve the expected synergies from the combination; trends in wireless communication and mobile commerce markets; the company’s ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the combination and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by the companies in filings, submissions or furnishings to the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of the date of this communication and the companies are under no duty, and do not undertake, to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise except as otherwise required by applicable law or regulations.

Appendix 1
Deliveries of secure personal devices

	Q1 06
In millions of units	Pro forma	Q1 07	% growth

SIM cards	197.1	215.3	+9%
Secure transactions	45.5	52.9	+16%
ID & Security	9.5	6.4	-32%

Total	252.1	274.6	+9%

Appendix 2
IFRS FINANCIAL INFORMATION
Note: the combination between Gemalto and Gemplus was effective on June 2, 2006, and Gemplus activity was fully consolidated with that of Gemalto as from that date.
First quarter revenue by segment

€ in millions	Q1 06	Q1 07

Mobile Communication	93.8	194.0
Secure Transactions	36.0	95.6
ID & Security	26.6	47.3
Public Telephony	5.7	10.3
Point of Sales Terminals	13.8	14.8

Total revenue	175.9	362.1